SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*

                       NOVO NETWORKS, INC.
                        (Name of Issuer)

           Common Stock, par value $0.00002 per share
                 (Title of Class of Securities)

                            670099100
                         (CUSIP Number)

                        December 28, 2001
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 670099100           13G                     Page 2 of 5



(1)  Name of Reporting Person              Sandera Partners, L.P.

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
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(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization                   Texas
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                136,000
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                    (6)  Shared Voting Power                    0
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                    (7)  Sole Dispositive Power           136,000
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                    (8)  Shared Dispositive Power               0
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(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person                             136,000
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(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares (See Instructions)
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(11) Percent of Class Represented by                         0.3%
     Amount in Row (9)
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(12) Type of Reporting Person (See Instructions)               PN
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

CUSIP NO. 670099100           13G                     Page 3 of 5


Item 1(a) Name of Issuer:

          Novo Networks, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

          300 Crescent Court, Suite 1760, Dallas, TX  75201

Item 2(a) Name of Person Filing:

          This Statement on Schedule 13G is filed by Sandera
          Partners, Ltd.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The address of the Principal Business Office of the Reporting Person is 1601 Elm Street, Suite 4000,
          Dallas, Texas  75201.

Item 2(c) Citizenship:

          The Reporting Person is a Texas limited partnership.

Item 2(d) Title of Class of Securities:

          This statement relates to shares of Common Stock, $0.0002 par value per share (the "Common Stock"), of the Issuer.

Item 2(e) CUSIP Number:

          670099100

Item 3.   Not applicable.

Item 4.   Ownership:

          See responses to 5, 6, 7, 8, 9 and 11 on the Cover Page.

Item 5.   Ownership of 5% or less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

CUSIP NO. 670099100           13G                     Page 4 of 5


Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group:

     Not Applicable. Reference is made to Schedule 13G, as amended, filed by Infinity Investors Limited, HW Partners, L.P., Clark Hunt, Barrett Wissman, Infinity Emerging Opportunities Limited, Infinity Emerging Subsidiary Limited, HW Capital, L.P., IEO Investments Limited, and Hunt Asset Partners, L.P. which, although not part of a Group with the Reporting Person, have reported ownership in excess of 5% of the Issuer, certain of which parties are related to the general partner of the Reporting Person.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certifications.

          Not Applicable.

CUSIP NO. 670099100           13G                     Page 5 of 5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 28, 2001

                              Sandera Partners, Ltd.
                                                  By:  Sandera
                                   Capital Management, L.P.,
                                   its sole general partner

                                   By:  Sandera Capital, L.L.C.,
                                        its sole general partner

                              By:
                                 ---------------------------
                                Name:  J. Keith Benedict,
                                        its Vice President



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)